Exhibit 99.5
RESTRICTED STOCK AWARD AGREEMENT
UNDER
ADAMS GOLF, INC. 2002 EQUITY INCENTIVE PLAN
THIS RESTRICTED STOCK AWARD AGREEMENT (this “Agreement”) is entered into and effective as of March 13, 2008 by and between Adams Golf, Inc., a Delaware corporation (the “Company”), and Oliver G. Brewer III (“Participant”).
RECITALS
WHEREAS, pursuant and subject to that certain Executive Employment Agreement dated December 31, 2007 by and between the Company and Participant (the “Employment Agreement”), the Adams Golf, Inc. 2002 Equity Incentive Plan (the “Plan”), and this Agreement, the Company wishes to grant and issue restricted stock of 150,000 shares (the “Shares”) of common stock, $0.001 par value per share, of the Company to Participant;
AGREEMENT
NOW, THEREFORE, for and in consideration of the premises and undertakings set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party hereto, intending to be legally bound, hereby agrees as follows:
1. Grant of Restricted Stock. Pursuant and subject to the Employment Agreement, the Plan, and this Agreement, effective as of the date hereof (the “Date of Grant”), the Company grants and issues to Participant, and Participant accepts from the Company, a restricted stock award of the Shares. Each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Plan.
2. Restrictions on Vesting and Disposition.
(a) Requirement of Employment. Except as otherwise expressly provided by the Employment Agreement, the Plan, or this Agreement or determined by the Committee, upon Participant’s termination of employment (as determined under criteria established by the Committee) for any reason at any time from 8:00 A.M., Dallas, Texas time on the Date of Grant until 5:00 P.M., Dallas, Texas time on December 31, 2010 (the “Restriction Period”), this Agreement shall immediately terminate as to any and all Shares still subject to any restriction(s) set forth in the Plan and/or this Agreement and Participant shall immediately (i) forfeit all right, title, and interest in and to such Shares and (ii) return such forfeited Shares (and any and all certificate(s) representing or evidencing such forfeited Shares) to the Company. Upon any forfeiture, all right, title, and interest of Participant with respect to any and all forfeited Shares shall cease and terminate, without any further obligation on the part of the Company.
(b) Additional Restrictions on Vesting and Disposition. Except as expressly permitted by the Plan, during the Restriction Period, Participant shall not sell, assign, transfer, pledge, hypothecate, or otherwise dispose of any or all Shares that are still subject to any restriction(s) set forth in the Plan and/or this Agreement. Subject to the other terms and conditions of the Plan and this Agreement, the restriction set forth in the preceding sentence of this Section 2(b) shall expire and lapse with respect to the Shares as the Shares “vest” in favor of Participant in accordance with the following vesting schedule:

1/6th of the original aggregate Shares effective on and as of the last trading day of June and the last trading day of December (if and only if Participant shall be employed by the Company or any Affiliate of the Company as of 5:00 P.M., Dallas, Texas time on and as of such date) for three (3) years beginning on the last trading day of June 2008 and continuing through the last trading day of December 2010.
(c) Consequences of a Change of Control. Subject to the Employment Agreement and the Plan, if, at any time during the term of the Employment Agreement prior to all Shares having vested pursuant to paragraph (b) of this Section, a majority of the capital stock of the Company is to be sold or transferred to an entity not associated or owned by the Company or its affiliates or substantially all of the assets of the Company are to be sold or transferred to an entity not associated or owned by the Company or its affiliates, then, notwithstanding the provisions of paragraph (b) of this Section to the contrary, the restrictions and conditions on all non-Released Securities shall lapse and all of the non-Released Securities not previously vested shall vest, in each case, not later than the calendar day immediately preceding the effective time of the sale or closing date of the sale or transfer transaction and, in each case, in favor of Participant if (and only if) Participant is employed by the Company on a full-time basis on and as of such calendar day.
(d) Consequences of a Termination by the Company Without Cause or by Participant For Good Reason. Subject to the Employment Agreement and the Plan, if, at any time during the term of the Employment Agreement prior to all Shares having vested pursuant to paragraph (b) of this Section, Participant’s employment is terminated by (i) the Company without Cause (as defined in the Employment Agreement) or (ii) Participant for Good Reason (as defined in the Employment Agreement), then, notwithstanding the provisions of paragraph (b) of this Section to the contrary, the restrictions and conditions on all non-Released Securities that would otherwise have become Released Securities within the twelve (12) month period following the date on which Participant was terminated shall lapse and all such Shares not previously vested shall vest, in each case, not later than the date of termination.
3. Capital Adjustment. Subject to the Plan, the Shares shall be subject to such adjustment as is appropriate to reflect any stock dividend, stock split, share combination, exchange of shares, reclassification, recapitalization, or the like of or by the Company.
4. Taxes; 83(b) Election. Subject to the Employment Agreement and the Plan, (i) Participant shall be responsible and liable for the payment of any and all taxes that become due as a result of this Agreement, the grant or issuance of the Shares, or as a result of the transfer or other disposition of the Shares, (ii) the Company may, at the option and the sole and absolute discretion of the Company, no later than the date as of which the value of any Shares first becomes includable in the gross income of Participant for federal income tax purposes, either withhold amount(s), as appropriate, in connection with or make arrangements with Participant regarding the payment of any federal, state, or local taxes of any kind required by law to be withheld with respect to the restricted stock grant hereunder, and (iii) the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to Participant. If Participant makes any election under Section 83(b) of the Internal Revenue Code of 1986, as amended, with respect to the Shares, Participant shall immediately give notice to the Company of such election. Participant shall be solely responsible for making any such election and the Company shall not be liable for any such election made or the failure to make such election.
5. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if (i) personally delivered, (ii) sent by nationally-recognized overnight courier or (iii) sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Participant, to the address set forth on the signature page hereto; and
If to the Company, to:
Adams Golf, Inc.
2801 E. Plano Pkwy
Plano, Texas 75074
Attention: Eric Logan
or to such other address as the party to who notice is to be given may have furnished to each other party in writing in accordance herewith. Any such communication shall be deemed to have been given (i) when delivered, if personally delivered, (ii) on the first Business Day (as hereinafter defined) after dispatch, if sent by nationally-recognized overnight courier and (iii) on the third Business Day following the date on which the piece of mail containing such communication is posted, if sent by mail. As used herein, “Business Day” means a day that is not a Saturday, Sunday or a day on which banking institutions in the city to which the notice or communication is to be sent are not required to be open.
6. Participant Undertaking. Participant hereby agrees to take whatever additional actions and execute whatever additional documents the Company or its counsel may in their reasonable judgment deem necessary or advisable in order to carry out one or more of the obligations or restrictions imposed on Participant pursuant to the express provisions of this Agreement.
7. Modification of Rights. The rights of Participant are subject to modification and termination in certain events as provided in this Agreement and the Plan.
8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts made and to be wholly performed therein.
9. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
10. Entire Agreement. This Agreement and the Plan constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede all previously written or oral negotiations, commitments, representations and agreements with respect thereto.
Remainder of Page Intentionally Left Blank.
Signature Page(s) to Follow.

IN WITNESS WHEREOF, the undersigned parties have executed this Restricted Stock Award Agreement effective as of the day and year first above written.

COMPANY: Adams Golf, Inc.
By:	/s/ Eric T. Logan
Name:	Eric T. Logan
Title:	Senior Vice President and Chief Financial Officer

PARTICIPANT: Oliver G. Brewer III
/s/ Oliver G. Brewer III
Name:	Oliver G. Brewer III

Address: